EXHIBIT 10.31

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

THIS SECOND AMENDMENT TO EMPLOYMENT AGREEMENT is entered into as of the 12th day of April, 2004, between ANTHONY J. GIOIA (“Executive”), and TULLY’S COFFEE CORPORATION, a Washington corporation (“Tully’s”).

RECITALS

A. Tully’s and Executive are parties to (i) that certain Tully’s Coffee Corporation Employment Agreement dated May 13, 2002 (the “Original Employment Agreement”), and (ii) that certain First Amendment to Employment Agreement dated December 3, 2002 (the “First Amendment”). The Original Employment Agreement as amended by the First Amendment, is collectively referred to herein as the “Existing Employment Agreement”). The Existing Employment Agreement sets forth the terms and conditions of Executive’s employment with Tully’s.

B. The parties desire to amend the Existing Employment Agreement to reflect certain changes in the terms and conditions of Executive’s employment with Tully’s.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Definitions. All capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Existing Employment Agreement.

2. Amendments to Existing Employment Agreement. Effective as of the date set forth above, the Existing Employment Agreement is hereby amended as follows:

2.1 Section 3(a) of the Existing Employment Agreement is hereby amended and restated to read as follows:

a. Base Salary. Executive shall be paid an annual base salary (the “Base Salary”) of $250,000 during the first twelve months of this Agreement. The Tully’s Board of Directors shall review Executive’s Base Salary annually thereafter and shall increase such base salary by a minimum of ten percent (10%) for the second and third years this Agreement is in effect (the “Salary Adjustments”). Executive may, in his sole discretion, elect to delay the implementation of any Salary Adjustment (a “Salary Adjustment Delay Election”) provided that Executive shall retain the right at any time after making a Salary Adjustment Delay Election to require that the Salary

Adjustment be implemented with respect to future payments of the Base Salary. Tully’s shall pay Executive the Base Salary in accordance with Tully’s payroll practices as in effect from time to time.

Notwithstanding the preceding paragraph, effective as of the Tully’s payroll paid on February 3, 2003, Executive agrees to the terms and conditions of the deferred compensation plan contained in the attached Exhibit A (the “Deferred Compensation Plan”). As part of the Deferred Compensation Plan, Executive’s salary compensation shall be temporarily reduced to $225,000 (the “Reduced Salary”). The Reduced Salary shall remain in effect until the earlier of (1) the occurrence of a “Payment Event” as defined in the Deferred Compensation Plan, or (2) termination of the Deferred Compensation Plan by action of Tully’s Board of Directors or its Compensation Committee. Commencing on the next regular payroll date after the first occurrence of a Payment Event or termination of the Deferred Compensation Plan, Executive’s annual salary compensation shall revert back to the Base Salary. Thereafter, Executive’s Base Salary shall continue to be governed by the terms of preceding paragraph of this Section 3(a). Notwithstanding the terms of the Deferred Compensation Plan, Executive hereby voluntarily and unconditionally waives and cancels any and all of Executive’s rights to receive any payments of any salary or compensation that is deferred pursuant to the Deferred Compensation Plan. Such waiver and cancellation shall apply for the period beginning on February 3, 2003 and running through the date on which Tully’s achieved two consecutive quarters of positive EBITDA, which Tully’s currently believes to be September 28, 2003. After such date, Executive shall be entitled to receive compensation pursuant to the Deferred Compensation Plan on a prospective basis.

Notwithstanding the terms of the preceding paragraph, all calculations referred to in (i) this Section 3(a) and Section 3(b) of this Agreement (i.e., the calculation of Executive’s Deferred Compensation and annual Bonus, respectively), (ii) Section 6 of this Agreement (i.e., the calculation of compensation due to Executive upon termination), and (iii) Section 7 of this Agreement (i.e., the calculation of compensation due to Executive in the event of a Change in Control) shall be based on the full amount of the Base Salary plus any Salary Adjustments that Executive is then entitled to under the terms of this Agreement (regardless of the actual Base Salary then being paid to Executive) and shall not be calculated based on the Reduced Salary. By way of example, the Base Salary used for such calculations in the second year of this Agreement would be $275,000 (i.e., the original Base Salary plus the minimum Salary Adjustment of 10%) regardless of whether (i) the Reduced Salary is then effect, or (ii) whether Executive has elected to implement or delay the second year Salary Adjustment.

2.2 Section 3(b)(ii) of the Existing Agreement is hereby amended to provided that, for fiscal year 2004 only, Executive’s Bonus calculation where actual EBITDA is equal to or greater than Target EBITDA shall begin at 40% of Executive’s Salary (the “Revised 2004 Bonus Percentage”). Executive’s Bonus calculation in the Original Employment Agreement where actual EBITDA is equal to or greater than Target EBITDA began at 75% of Executive’s Salary (the “Original 2004 Bonus Percentage”). The parties agree that, for fiscal year 2004, the difference between the Original 2004 Bonus Percentage and the Revised 2004 Bonus Percentage (i.e. 35%) shall be used to fund a mid-manager bonus pool for fiscal year 2004.

2.3 Section 6(b) of the Existing Employment Agreement is hereby amended and restated to read as follows:

b. Executive’s Resignation or Termination of Executive’s Employment Without Cause or By Executive for Good Reason.

(1) In the event that, during the twelve-month period ending on the first anniversary of the Commencement Date, Executive resigns or Executive’s employment with Tully’s is terminated by Tully’s Without Cause in accordance with Section 5(d) or by Executive for Good Reason in accordance with Section 5(f), Executive shall be entitled to receive (a) Executive’s first year Base Salary for an additional one-year period following the termination date of Executive’s employment, with such Base Salary to paid out monthly in accordance with Tully’s payroll practices as in effect from time to time; (b) full vesting with respect to 225,000 of the Grant 1 Stock Options; and (c) within fifteen (15) days after his last day of employment with Tully’s, payment by Tully’s to Executive of $100,000 less the aggregate amount of all Housing Allowance payments made under Section 3(i).

(2) In the event that, during the twelve-month period ending on the second anniversary of the Commencement Date, Executive resigns or Executive’s employment with Tully’s is terminated by Tully’s Without

Cause in accordance with Section 5(d) or by Executive for Good Reason in accordance with Section 5(f), Executive shall be entitled to receive (a) an amount equal to fifteen (15) months of Executive’s second year annual Base Salary payable in equal monthly installments over twenty-four (24) months in accordance with Tully’s payroll practices as in effect from time to time; (b) full vesting with respect to an aggregate total of 300,000 of the Grant 1 Stock Options; and (c) within fifteen (15) days after his last day of employment with Tully’s payment by Tully’s to Executive of $100,000 less the aggregate amount of all Housing Allowance payments made under Section 3(ii).

(3) In the event that Executive resigns or Executive’s employment with Tully’s is terminated by Tully’s Without Cause in accordance with Section 5(d) or by Executive for Good Reason in accordance with Section 5(f) at any time after the second anniversary of the Commencement Date, Executive shall be entitled to receive (a) Executive’s Base Salary (in the year during which the termination occurs) for an additional eighteen months following the termination date of Executive’s employment, with such Base Salary to be paid out monthly in accordance with Tully’s payroll practices as in effect from time to time; (b) ratable vesting (based on the portion of the third year worked by the Executive prior to the effective date of such termination) of the remaining 150,000 unvested Grant 1 Stock Options, and (c) within fifteen (15) days after his last day of employment with Tully’s payment by Tully’s to Executive of $100,000 less the aggregate amount of all Housing Allowance payments made under Section 3(iii).

The payments and vesting rights described in Sections 6(b) (1) – (3) above are conditioned upon Executive’s execution and delivery to Tully’s of a full and complete written release (the “Release”) of any and all other claims the Executive may have against the Company in form and substance acceptable to the Company. If Executive fails to deliver the Release in a timely manner, Tully’s shall have no obligation to make the payments or grant early vesting as to any of the Stock Options as described in Sections 6(b)(1)–(3) above.

2.4. Section 7 of the Existing Employment Agreement is hereby amended and restated to read as follows:

7. Change in Control. In the event that Tully’s current “Project Vision” or “Vision Blend” results in a definitive agreement signed on or before September 30, 2004, for a Change in Control that is completed on or before December 31, 2004, all of Executive’s unvested Stock Options shall immediately become fully vested and Executive shall be entitled to receive a lump sum payment (made not later than five business days after the final completion of any of the events constituting the Change in Control) equal to eighteen months of severance pay equal to the total annualized cash compensation (Base Salary plus the Bonus) for the prior year, or in the case of a Change in Control occurring during the first year of this Agreement, the total annualized Base Salary for such year. As used herein, the phrase “Change in Control” shall mean either (i) a sale of substantially all of the assets of Tully’s to a third party other than as part of a transfer of said assets to an entity directly or indirectly controlled by existing Tully’s shareholders holding a majority of the outstanding shares of the common voting stock of Tully’s; or (b) a sale of more than fifty percent (50%) of the outstanding voting stock of Tully’s to one or more third parties in a single transaction. To the extent that Executive is entitled to receive any compensation under this Section 7, such compensation shall be reduced by the amount of any equivalent items of compensation paid to or received by Executive pursuant to Section 6 of this Agreement in the period prior to the completion of such Change in Control.

3. Remainder of Existing Employment Agreement Remains in Full Force and Effect. Except as specifically amended by this Second Amendment, the Existing Employment Agreement shall remain in full force and effect.

4. Miscellaneous.

4.1 Governing Law. This Second Amendment shall be governed by, construed and enforced in accordance with the internal laws of the state of Washington, without giving effect to principles and provisions thereof relating to conflict or choice of laws.

4.2 Attorneys’ Fees. In the event that suit is brought to interpret or enforce any term or provision of this Second Amendment, the prevailing party in any such suit or proceeding shall, in addition to any other relief to which such party may be entitled, be awarded its costs and attorneys’ fees reasonably and actually incurred.

4.3 Interpretation. This Second Amendment is the result of negotiations between the parties and, accordingly, shall not be construed for or against either party regardless of which party drafted this Second Amendment or any portion thereof.

4.4 Counterparts. This Second Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have hereunto set their hands the day and year first set forth above.

EXECUTIVE:	TULLY’S:

TULLY’S COFFEE CORPORATION

/s/ Anthony J. Gioia	By:	/s/ Tom T. O’Keefe

Anthony J. Gioia		Tom T. O’Keefe
Its Chairman of the Board of Directors

EXHIBIT A

TO

SECOND AMENDMENT TO EMPLOYMENT AGREEMENT

BETWEEN ANTHONY J, GIOIA

AND

TULLY’S COFFEE CORPORATION

Summary of Deferred Compensation Plan

1. Participant

ANTHONY J, GIOIA

2. Amounts to be deferred

Deferrals commence with the payroll to be paid on February 3, 2003 (i.e. the payroll period commencing on approximately January 13, 2003) and will continue until the earlier of (1) a Payment Event (defined below) or (2) termination of this deferral plan by action of the Company’s Board of Directors or its Compensation Committee. The following amounts will be subject to mandatory deferral for the Participant:

1.	10% of gross salary earned during the deferral period (before any 401-k or other reductions)

2.	100% of any cash bonus earned relating to the fiscal year ending March 2003 (before any 401-k or other reductions)

3. Deferrals

The deferral will reduce Participant gross pay for tax and benefit purposes. This is a nonqualified plan, and will not be funded by the Company prior to payment. The deferred amounts will be recorded as an expense and as a liability of the Company, and the Company will maintain a record of the respective amounts deferred for each Participant. Participant will not earn interest or other investment income on the deferred amounts and will be a general unsecured creditor of the Company with respect to the deferred amounts.

4. Pay-out of Deferred Amounts

The actual cumulative deferred amounts for each respective Participant will be paid in a lump sum, subject to applicable taxes and withholding. This payment will occur on the next regular payroll date after the first occurrence of a “Payment Event” which is defined to be any of the following:

1.	The Company has reported positive EBITDA for two fiscal quarters and the Company has raised at least $3 million of net cash proceeds from the issuance of new equity and/or debt after January 1, 2003 (not including any amounts received from the $2 million guaranteed Kent Central facility or from an asset-based loan facility in the approximate amount of $1 million).

2.	A change in ownership control (including changes as the result of sale of stock or assets, merger, liquidation or dissolution) occurs for the Company.

3.	If a Payment Event does not occur, the deferred amounts will be paid only with the prior approval and discretion of the Board of Directors or its Compensation Committee.

5. Termination of Participant Employment with the Company

If (prior to the occurrence of a Payment Event) a Participant is terminated for cause, all deferred amounts are forfeited. If a Participant dies or is terminated for reasons other than cause, then the deferred amount for the Participant is not forfeited but no payment will be made to the Participant (or the Participant’s estate, in the case of death) until a Payment Event occurs.